September 26, 2013

Edward Bartz
U.S. Securities & Exchange Commission

Re: Preliminary Proxy Statement - Contested Election of Directors

Dear Mr. Bartz,

We are responding to comments we received on September 25, 2013, regarding the Preliminary Proxy Statement that Kavilco Incorporated (the "Company") filed on September 17, 2013, regarding a contested election of directors. All references are to comments we received per telephone conversation.

Background information on Kavilco Incorporated

On December 18, 1971, the Alaska Native Claims Settlement Act (ANCSA) was passed by Congress (Public Law 92-203). The settlement effected by ANCSA was intended to compensate Alaska Natives for the extinguishment of title of lands they claimed. At the same time, it was Congress' intent to provide the Native people with means for improving many of the conditions under which they lived. Kavilco is a village corporation that was formed under and subject to the provisions of ANCSA.

Kavilco, one of the smallest village corporations in terms of shareholders, started out with 120 original shareholders. There are two families that make up the majority of the shareholders and Board of Directors. The stock is referred to as Settlement Common Stock.

Settlement Common Stock. Pursuant to the Act, Public Law 100-241 - Feb. 3, 1988, Sec. 5. Subsection (h) of Section 7 (43 U.S.C. 1606(h) as amended to read as follows: Settlement Common Stock may not be sold, pledged, subjected to a lien or judgment execution, assigned in present or future or otherwise alienated, except pursuant to a court decree of separation, divorce or child support. There is no par value assigned to the stock.

SEC Comments and Kavilco Incorporated Response

  Independent Directors & Officers - Other Directorships Held. It was requested that the column for "Other Directorships Held by Director or Nominee for Director" be changed to say "Other Directorships Held by Director or Nominee for Director for the past 5 years" and the content change to reflect the title.

This change has been made and the information will be reflected in the definitive proxy.

  Directors Experience. It was requested that additional information regarding Directors Experience as it directly relates to Fund experience be included in this area.

It was explained that no current Directors of Kavilco have worked on the Board of a company similar to Kavilco Inc. and have no other directly relatable experience. Experience in this regard is gained by working on the Kavilco Board of Directors. If a new Director comes on Board with directly relatable experience in this regard, we will include it in this section in the future.

  Board Leadership Structure. It was requested that it be clarified that the "Board of Directors determined the leadership structure as appropriate" under this heading in the Proxy Statement.

This has been clarified by changing the second paragraph under the Board Leadership Structure heading to say:

"The Board does not have an independent person as the Lead Director. The Board of Directors have determined that the leadership structure is appropriate as the Company does not have any committees and all decisions are made by the full Board of Directors, including employment contracts, leases, and investment policies. The Chairman of the Board is also the Chief Executive Officer and is responsible for all land issues in the State of Alaska and the special circumstances of an Alaska Native Village Corporation. The CEO is in contact with the Chief Financial Officer at least twice a week to be updated on all business and portfolio issues."

Please accept this response as complete; if you have any questions, please do not hesitate to contact us.

Sincerely,

KAVILCO INCORPORATED

/s/

Scott Burns
Chief Financial Officer / Chief Compliance Officer